April 27, 2009
VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Biogen Idec Inc. Commission File No. 0000875045 Definitive Proxy Materials
Ladies and Gentlemen:
On behalf of Biogen Idec Inc., transmitted herewith for filing pursuant to Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934 are definitive copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to Biogen Idec’s 2009 Annual Meeting of Stockholders. We intend to begin mailing these definitive proxy materials to Biogen Idec’s stockholders on or about April 27, 2009.
Please call the undersigned at (617) 679-3655 if you have any questions regarding this matter.
Very truly yours,
/s/ Aras Lapinskas
Aras Lapinskas
Associate General Counsel